FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, in connection with certain changes in the management of Banco de Chile

Santiago, March 24, 2016

Mr. Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of this Superintendency, I hereby inform, as Essential Information, that the Board of Directors of Banco de Chile, in Meeting N° BCH 2,835 held on March 24, 2016, agreed to accept the resignation of the CEO Mr. Arturo Tagle Quiroz, effective April 30, 2016.

Likewise, in the above referred Meeting the Board appointed Mr. Eduardo Ebensperger Orrego as CEO of Banco de Chile, effective May 1, 2016.

Lastly I inform you that Mr. Arturo Tagle Quiroz was appointed as advisor to the Board of Directors effective May 1, 2016.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2016.

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO